Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	Singular Genomics Systems, Inc. Offer to Exchange Eligible Options for New Options

To:	All Eligible Holders

Date:	July 25, 2022

We are pleased to announce that Singular Genomics Systems, Inc. (“Singular,” “we,” “us,” “our” or the “Company”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, July 25, 2022. You are receiving this email because you are currently eligible to participate and exchange an outstanding stock option award for a replacement stock option award with a lower exercise price. The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Options, dated July 25, 2022 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: Offer to Exchange Eligible Option(s) for New Option(s).

You will receive a separate email via DocuSign with an Election Form listing your “Eligible Option(s),” which includes all outstanding stock options (i) granted to you between May 6, 2021 and January 3, 2022, (ii) with an exercise price between $10.99 and $26.23 per share of common stock and (iii) were granted under our 2021 Equity Incentive Plan or our 2016 Stock Plan. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Option(s) listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Option(s) and grant you one or more “New Option(s)” with modified terms, as described in the Offer Documents. The terms of your New Option(s), including the exercise price and potential tax treatment, will be different than your Eligible Option(s), and in exchange for your receipt of such New Option(s), all corresponding Eligible Option(s) will be irrevocably cancelled.

The Election Form should be submitted via DocuSign. All other documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): equity@singulargenomics.com.

Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.

The Exchange Offer will expire at 6:00 P.M., Pacific Time, on Friday, August 19, 2022 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Option(s) under the Exchange Offer, Singular must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Singular must receive your Notice of Withdrawal by the Expiration Time.

We cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Singular recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.singulargenomics.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.